QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 5
to
FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31269

Alcon Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Rue Louis-d'Affry 6
1701 Fribourg, Switzerland
(Address of principal executive office)

Royce Bedward
Chemin de Blandonnet 8
1214 Vernier
Geneva, Switzerland
Tel: +1 (817) 293-0450
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Copies to:

D. Scott Bennett
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Tel: +1 (212) 474-1000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value CHF 0.04 per share	SIX Swiss Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☐

 EXPLANATORY NOTE

        This Amendment No. 5 to the Registration Statement on Form 20-F of Alcon Inc. (File No. 001-31269) is an exhibits-only submission to file certain exhibits incorporated by reference in the Registration Statement and to restate the exhibit index in Item 19 of the Registration Statement. Accordingly, this Amendment No. 5 consists only of the facing page, this explanatory note, the exhibit index, the signature page, and the exhibits filed herewith. The rest of the Registration Statement is unchanged and has therefore been omitted from this filing.

ITEM 19.    EXHIBITS

        We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Articles of Incorporation of Alcon Inc., as amended January 29, 2019 (English Translation)†
1.2	Form of Regulations of the Board of Directors of Alcon Inc.
4.1	Form of Separation and Distribution Agreement by and between Novartis AG and Alcon Inc.†
4.2	Form of Tax Matters Agreement by and between Novartis AG and Alcon Inc.†
4.3	Form of Employee Matters Agreement by and between Novartis AG and Alcon Inc.
4.4	Form of Forward Manufacturing and Supply Agreement by and between Novartis Pharma AG and Alcon Inc.†
4.5	Form of Reverse Manufacturing and Supply Agreement by and between Novartis Pharma AG and Alcon lnc.†
4.6	Form of Transitional Services Agreement by and between Novartis AG and Alcon Inc.†
4.7	Form of Patent and Know-How License Agreement by Novartis AG for the benefit of Alcon lnc.†
4.8	Form of Patent and Know-How License Agreement by Alcon lnc. for the benefit of Novartis AG†
4.9	Form of Brand License Agreement by Novartis AG for the benefit of Alcon lnc.†
4.10	Form of Brand License Agreement by Alcon lnc. for the benefit of Novartis AG†
4.11	Facilities Agreement by and among Alcon Inc., as borrower, Bank of America Merrill Lynch International Designated Activity Company, BNP Paribas Fortis SA/NV, Citigroup Global Markets Limited, Morgan Stanley Bank International Limited and UBS AG, London Branch, as joint lead arrangers and joint bookrunners, and Citibank Europe PLC, UK Branch, as agent, dated as of March 6, 2019
8.1	For a list of all principal subsidiaries of Alcon Inc., see "Item 18. Financial Statements—Note 27. Alcon subsidiaries".
15.1	Form of Opinion of Bär & Karrer AG, special counsel on Swiss law to the Company, as to the validity of the registered shares being issued*
15.2	Form of Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to certain tax matters*
15.4	Consent of PricewaterhouseCoopers SA†
15.5	Consent of Bär & Karrer AG (included in exhibit 15.1)*
15.6	Consent of Cravath, Swaine & Moore LLP (included in exhibit 15.2)*
15.7	Power of Attorney†
15.8	Pertinent pages from 2018 Annual Report of Novartis AG†

*
To be provided by amendment.

†
Previously filed.

1

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Alcon Inc.
By:	/s/ DAVID J. ENDICOTT
	Name:	David J. Endicott
	Title:	Authorized Representative
By:	/s/ DAVID MURRAY
	Name:	David Murray
	Title:	Authorized Representative

Date: March 13, 2019

2

QuickLinks

EXPLANATORY NOTE
  ITEM 19. EXHIBITS
SIGNATURES